EXHIBIT 99.1

Following Pivot to a Pure Solar Tech Company, Members of Sono Group N.V.’s Supervisory Board Resign

  On 24 February 2023 Sono Group N.V. Committed to Focus Exclusively on Solar Business for B2B Customers, And Terminated the Sion Passenger Car Program
  Against This Background, Members of Its Supervisory Board Have Resigned

MUNICH, Germany, April 21, 2023 (GLOBE NEWSWIRE) -- On 24 February 2023, Sono Group N.V. (NASDAQ: SEV) (“Sono Motors” or the “Company”) announced its commitment to change its business model to focus exclusively on its solar business for B2B customers and to terminate the Sion passenger car program. This has led to a shift in the Company’s business model and operations away from its supervisory board members’ strong expertise in the areas of automotive, digitalization, and Community-focus. Against this background four members of the Company’s supervisory board, Chair Martina Buchhauser, Vice-Chair Robert Jeffe, Arnd Schwierholz, and Community Representative Sebastian Böttger, today, 21 April 2023, announced their resignation with immediate effect.

Jona Christians, co-founder and Co-CEO of Sono Motors: “Based on their experience, Martina, Robert, Arnd, and Sebastian have made an important contribution to our company. We are very grateful for the dedication they’ve shown to our mission in the past and wish them all the best for the future.”

Johannes Tischler, who was nominated to the supervisory board by Laurin Hahn, will continue to serve on the Company’s supervisory board and the supervisory board can thus continue to perform its duties.

The Company has commenced the process of finding suitable candidates to fill the vacancies on its supervisory board as promptly as reasonably practicable, taking into account the Company’s nomination arrangement pursuant to which the Company’s Co-CEOs and Co-Founders, Laurin Hahn and Jona Christians, acting individually, are each permitted to make a binding nomination for one supervisory board member. Once suitable candidates have been identified, the Company shall convene a general meeting of shareholders to appoint them.

As a consequence of the resignation of all members of the Company’s supervisory board except Johannes Trischler described above, the Company will not have any supervisory board committees until new candidates for the Company’s supervisory board have been identified and appointed.

ABOUT SONO MOTORS
Sono Group N.V. (NASDAQ: SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including third-party OEM cars, buses, refrigerated vehicles, and recreational vehicles — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

CONTACT
Press: press@sonomotors.com
IR: ir@sonomotors.com

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on the Company’s website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.